

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2018

Robert M. Bakish
President and Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re: Viacom Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 16, 2017**
> **File No. 001-32686**

Dear Mr. Bakish:

We have reviewed your May 1, 2018 response to our comment letter and have the following additional comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2017

Risk Factors
Through National Amusements' Voting Control of Viacom and CBS, Certain Directors and Stockholders May Face...Conflicts of Interest..., page 26

1. You disclose that National Amusements, Inc. ("NAI") is in a position to control the outcome of corporate actions that require stockholder approval. In light of recent developments, consider expanding your disclosure to address the scope of NAI's control over corporate actions normally reserved for board action, including the specific types of actions that it can take to direct or control the outcome of certain matters. For example, discuss whether a controlling stockholder such as NAI has the ability to unilaterally

amend your bylaws under the provisions of your certificate of incorporation and address the ability of a controlling stockholder to replace directors in order to compel certain results.

Additionally, we note your disclosure in your definitive proxy statement that Viacom Inc. has a majority of independent directors on its Board and maintains independent committees. Please consider making the following changes to your disclosure in future filings.

- Expand your disclosure to explain the basis for the Company's determination that the Board operates independently;

- Address whether any actions have been taken that would cast doubt on or undermine the Board's ability to operate independently;

- Disclose the risk that any mechanism designed to maintain the Board's independence, such as the provision in the bylaws allowing for the Board to issue a dividend that would have the effect of diluting a controlling stockholder's voting stake, could be deemed invalid or challenged in a derivative action, or could be preempted by the controlling stockholders' ability to take other actions.

2. Revise to include an independent risk factor disclosing that your certificate of incorporation contains a provision renouncing your interest and expectancy in certain corporate opportunities. Similarly, consider adding new risk factor disclosure that no officer or director of your Company shall be liable to the Company for breach of any fiduciary duty concerning activities or corporate opportunities relating to CBS Corporation. Explain the scope of these provisions and describe how the potential conflicts of interest could have a material adverse effect on your business, financial condition, results of operations, or prospects. Finally, consider disclosing these provisions in your description of the material terms of the Company's capital stock.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Division of Corporation Finance
Office of Telecommunications